SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rollover Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4135 South Stream Boulevard, Suite 500
(No. and Street)

Charlotte	NC	28217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Spencer Pringle 704-295-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd, Ste 500	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12014822

KW 4/2

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/3

OATH OR AFFIRMATION

I, Spencer Pringle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rollover Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

3-15-15

Notary Public

JUDY A. WHITE NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

ROLLOVER SECURITIES, LLC

Statement of Financial Condition

December 31, 2011

Table of Contents

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
Rollover Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Rollover Securities, LLC, (the "Company"), a wholly-owned subsidiary of RolloverSystems, LLC, as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rollover Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 24, 2012

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

ROLLOVER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash	$	77,344
Prepaid Expenses		42,077
Due from Parent		173,924
TOTAL ASSETS	$	293,345
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable	$	800
Salaries & Wages Payable		35,938
TOTAL LIABILITIES		36,738
MEMBER'S EQUITY		256,607
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	293,345

See notes to financial statement.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations – Rollover Securities, LLC (the "Company"), a wholly owned subsidiary of RolloverSystems, LLC (the "Parent"), is a limited liability company that operates as a registered broker dealer. As a registered broker dealer, the Company's principal business is the distribution and servicing of mutual fund-based Individual Retirement Accounts ("IRA") to individual investors that choose to move their qualified savings from a 401(k) or other qualified retirement plan into an IRA. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Agency ("FINRA").

Estimates – The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly, the actual amounts could differ from those estimates.

Cash – The Company maintains cash deposits with financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income or loss of the Company is considered income or loss of the members of RolloverSystems, LLC and no income tax provision is recorded by the Company. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2011. Fiscal years ending on or after December 31, 2008 remain subject to examination by federal and state tax authorities.

Subsequent Events – The Company evaluated the effect subsequent events would have on the financial statement through February 24, 2012, which is the date the financial statement was available to be issued.

2. NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $40,606, which was $15,606 in excess of its required net capital of $25,000. The Company had $36,738 in aggregate indebtedness at December 31, 2011 and a net capital ratio of .90 to 1.

3. RELATED PARTY TRANSACTIONS

The Company's primary purpose is to process certain transactions initiated by the Parent that require the services of a registered broker-dealer. These services can range from providing education regarding an individual's product choices, investment choices, or servicing options to helping investors consolidate assets into retirement products, as well as moving assets from qualified retirement plans to individual retirement products. As of December 31, 2011, $173,924 was due from the Parent.